EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

Our ratio of earnings to fixed charges for the each of the years ended December 31, 2016, 2015, 2014, 2013, and 2012 were as follows:

	Years Ended December 31,
(In Thousands, Except Ratios)	2016	2015	2014	2013	2012
Net income before provision for income taxes	$134,960	$91,742	$101,313	$184,194	$133,060
Interest expense on asset-backed securities	14,735	21,469	31,227	39,716	101,732
Interest expense on long-term debt	51,506	43,842	30,246	23,819	9,583
Earnings available to cover fixed charges	$201,201	$157,053	$162,786	$247,729	$244,375

Fixed charges:
Interest expense on asset-backed securities	$14,735	$21,469	$31,227	$39,716	$101,732
Interest expense on long-term debt	51,506	43,842	30,246	23,819	9,583
Total fixed charges	$66,241	$65,311	$61,473	$63,535	$111,315
Ratio of Earnings to Fixed Charges	3.04	2.40	2.65	3.90	2.20

(1)
The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding long-term debt and asset-backed securities issued, as well as associated amortization of debt discount and deferred issuance costs. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.